UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission File Number 001-04777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

MATTEL, INC. HOURLY EMPLOYEE PERSONAL

INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3-4

Notes to Financial Statements	5-11

Supplemental Schedules:
Schedules of Assets (Held at End of Year) at December 31, 2005	12-13

Exhibits:
23.0 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Mattel, Inc. Personal Investment Plan and the

Mattel, Inc. Hourly Employee Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Employee Personal Investment Plan (collectively the “Plans”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) at December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 23, 2006

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005
	PIP	Hourly PIP
ASSETS
Investments held in Master Trust (Note 6)	$587,845,000	$1,410,000
Participant loans receivable	7,585,000	69,000
Receivables:
Employer contributions	772,000	12,000
Employee contributions	951,000	4,000
Due from brokers for securities sold	425,000	—
Interest and dividends	155,000	—

Total receivables	2,303,000	16,000

Total assets	597,733,000	1,495,000

LIABILITIES
Accrued expenses	85,000	—
Due to brokers for securities purchased	344,000	—

Total liabilities	429,000	—

Net assets available for benefits	$597,304,000	$1,495,000

	December 31, 2004
	PIP	Hourly PIP
ASSETS
Investments held in Master Trust (Note 6)	$555,846,000	$1,345,000
Participant loans receivable	7,794,000	36,000
Receivables:
Employer contributions	833,000	14,000
Employee contributions	966,000	4,000
Due from brokers for securities sold	127,000	—
Interest and dividends	182,000	—

Total receivables	2,108,000	18,000

Total assets	565,748,000	1,399,000

LIABILITIES
Accrued expenses	87,000	—
Due to brokers for securities purchased	75,000	—

Total liabilities	162,000	—

Net assets available for benefits	$565,586,000	$1,399,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2005

	PIP	Hourly PIP
Additions
Investment income earned in Master Trust:
Interest earned on investments held in Master Trust	$9,290,000	$33,000
Dividends earned on investments held in Master Trust	9,795,000	8,000
Net appreciation in fair value of investments in Master Trust	10,778,000	8,000

Total investment income earned in Master Trust	29,863,000	49,000

Contributions:
Employer	21,980,000	346,000
Employee	27,050,000	126,000

Total contributions	49,030,000	472,000

Total additions	78,893,000	521,000

Deductions
Benefits paid to participants	(46,726,000)	(285,000)
Administrative expenses	(587,000)	(2,000)

Total deductions	(47,313,000)	(287,000)

Net increase before transfer of assets	31,580,000	234,000
Transfer of assets between the Plans	138,000	(138,000)

Net increase	31,718,000	96,000
Net assets available for benefits:
Beginning of year	565,586,000	1,399,000

End of year	$597,304,000	$1,495,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004

	PIP	Hourly PIP
Additions
Investment income earned in Master Trust:
Interest earned on investments held in Master Trust	$9,196,000	$25,000
Dividends earned on investments held in Master Trust	3,835,000	4,000
Net appreciation in fair value of investments in Master Trust	29,231,000	41,000

Total investment income earned in Master Trust	42,262,000	70,000

Contributions:
Employer	21,782,000	345,000
Employee	25,385,000	116,000

Total contributions	47,167,000	461,000

Total additions	89,429,000	531,000

Deductions
Benefits paid to participants	(42,847,000)	(109,000)
Administrative expenses	(474,000)	(1,000)

Total deductions	(43,321,000)	(110,000)

Net increase before transfer of assets	46,108,000	421,000
Transfer of assets between the Plans	(5,000)	5,000

Net increase	46,103,000	426,000
Net assets available for benefits:
Beginning of year	519,483,000	973,000

End of year	$565,586,000	$1,399,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans, the assets of which are held in the Mattel, Inc. Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan documents for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are sponsored by the Company under the direction of the Administrative Committee. The Plans’ assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”). The Plans’ administrator is the Company and the recordkeeper is Hewitt Associates.

Contributions

For PIP participants, excluding participants who are employees of Fisher-Price, Inc. and, prior to July 1, 2004, American Girl, Inc. (successor to the assets and business of Pleasant Company), the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the PIP. For all PIP participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. PIP participants who are not classified as “highly compensated employees” under the Internal Revenue Code can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. PIP participants who are classified as “highly compensated employees” can contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

For Hourly PIP participants, excluding, prior to July 1, 2004, participants who are employees of American Girl, Inc. (successor to the assets and business of Pleasant Company), the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Hourly PIP. The Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Participants can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

All contributions made to the Plans are subject to annual limitations imposed by the Internal Revenue Code.

PIP and Hourly PIP participants are able to direct all contributions into one or more of 13 separate investment funds: a stable asset fund, a large cap equity value fund, a large cap equity growth fund, a Wilshire 5000 equity index fund, a S&P 500 equity index fund, a Russell 2000 equity index fund, a small cap equity value fund, a small cap equity growth fund, an international equity fund, a global equity fund, a Mattel stock fund, an intermediate-term bond index fund, and a long-term US government bond fund. Participants can invest a maximum of 50 percent of total contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund; however, employees are not required to allocate any funds to the Mattel stock fund, which allows employees to limit or eliminate their exposure to market changes in Mattel’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death, become fully vested in the balances of their accounts.

Participant Loans Receivable

Participants can borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their account. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted, which is fixed for the duration of the loan. Interest rates on loans outstanding ranged from six percent to eight percent, and five percent to eleven percent at December 31, 2005 and 2004, respectively. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. Allocations of the Company’s contributions are based on the fund percentages to which the participants choose to allocate their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Participants are entitled to the vested balance of their account. Terminated participants’ nonvested balances are forfeited and used to reduce Company contributions in the future. Nonvested forfeitures for PIP were $979,000 in 2005 and $843,000 in 2004. Nonvested forfeitures for Hourly PIP were $42,000 in 2005 and $52,000 in 2004.

Payment of Benefits

Participants or beneficiaries of participants who terminate due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of 5, 10 or 15 years, unless the distributable benefit is less than $1,000 in which case the payment shall be made in a lump sum.

Expenses of the Plans

Investment manager expenses are allocated to the funds and paid by the Plans, with all other expenses paid by the Company. Expenses paid by the Company were nominal in 2005 and 2004.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting. The Hourly PIP financial statements include the account balances and activity for all individuals that participated in the Hourly PIP at any time during that particular year, and the PIP financial statements include all other participant balances and activity.

Valuation of Investments and Participant Loans Receivable

The Master Trust’s investments in the underlying mutual funds are valued at the net asset value of shares held by the Master Trust at year end. The Master Trust’s investments in the underlying common and commingled trust funds are valued at the net asset value of the shares held by the Master Trust at year end. Mattel stock fund is stated at fair value using quoted market prices. The Master Trust’s underlying investments in the stable asset fund, which holds primarily guaranteed investment contracts, are valued at contract value. Contract value represents the purchase price of guaranteed investment contracts, plus interest at the contract rate, less administrative expenses charged by the insurance companies. At December 31, 2005 and 2004, no reserves are considered necessary for any potential credit risk or other risk to the guaranteed investment contracts. The average yield and average crediting interest rates equaled approximately five percent for both 2005 and 2004. These interest rates are reviewed on a quarterly basis for resetting, as applicable, and are determined based on the requirements of each specific contract. In addition, minimum crediting interest rates range from 4.02% to 7.11% and liquidity guarantee limitations, if any, are determined based on the requirements of each specific contract.

Participant loans receivable are stated at their outstanding balances, which approximates fair value.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as employee contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on an accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits due to participants but unpaid as of December 31, 2005 totaled $333,000 and $1,000 for PIP and Hourly PIP, respectively.

Risks and Uncertainties

The Plans, through their investments in the Master Trust, invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Tax Status of the Plans

The Company has received determination letters from the Internal Revenue Service, dated October 18, 2002, that confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Company and the Plans’ tax counsel believe the Plans are designed, and are currently being operated, in compliance with the applicable provisions of the Internal Revenue Code.

4.	Related-Party Transactions

The Plans had transactions in the common stock of the Company and Wells Fargo, the Wells Fargo Short-Term Investment and Large Cap Growth Funds managed by Wells Fargo and common and commingled trust funds managed by Barclay’s Global Investors (BGI). Purchases and sales of the Company’s common stock totaled $2,056,000 and $3,404,000, respectively, during the year ended December 31, 2005. Purchases and sales of the Company’s common stock totaled $550,000 and $7,948,000, respectively, during the year ended December 31, 2004. The Company also pays certain expenses of the Plans, although nominal in amount. The Company, Wells Fargo and BGI are deemed parties-in-interest. As such, these transactions are with a party-in-interest, for which a statutory exemption exists.

5.	Plan Termination

The Company anticipates the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.

6.	Investments Held in Master Trust

The Plans’ assets are held in the Master Trust and the assets of the Master Trust are held by the Trustee. Each participating plan has a specific interest in the Master Trust. Assets, net investment income and gains and losses of the Master Trust are allocated to the Plans according to the elections of participants within each plan. As of December 31, 2005 and 2004, the PIP’s interest in the investments in the Master Trust equaled 99.76 percent. As of December 31, 2005 and 2004, the Hourly PIP’s interest in the investments in the Master Trust equaled 0.24 percent. Investment income of the Master Trust was allocated based upon each Plans’ interest within each of the investment funds held by the Master Trust.

A summary of the investments held in the Master Trust is as follows:

	December 31, 2005
	PIP		Hourly PIP		Total
Stable Asset Fund	$204,242,000	*	$891,000	*	$205,133,000

Common and commingled trust funds:
S&P 500 Equity Index Fund**	92,004,000	*	168,000	*	92,172,000
Russell 2000 Equity Index Fund**	18,210,000		25,000		18,235,000
Intermediate Bond Index Fund**	17,585,000		63,000		17,648,000
Wilshire 5000 Equity Index Fund**	10,949,000		6,000		10,955,000

Total common and commingled trust funds	138,748,000		262,000		139,010,000

Mutual funds:
Small Cap Equity Value Fund	31,190,000	*	38,000		31,228,000
Small Cap Equity Growth Fund	30,155,000	*	30,000		30,185,000
Global Equity Fund	26,657,000		18,000		26,675,000
International Equity Fund	20,559,000		26,000		20,585,000
Large Cap Equity Growth Fund**	15,640,000		10,000		15,650,000
Long-Term US Government Bond Fund	13,223,000		45,000		13,268,000

Total mutual funds	137,424,000		167,000		137,591,000

Common stock:
Large Cap Equity Value Fund	84,309,000	*	43,000		84,352,000
Mattel Stock Fund**	22,659,000		47,000		22,706,000

Total common stock	106,968,000		90,000		107,058,000

Other	463,000		—		463,000

Total investments held in Master Trust	$587,845,000		$1,410,000		$589,255,000

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

	December 31, 2004
	PIP		Hourly PIP		Total
Stable Asset Fund	$198,602,000	*	$812,000	*	$199,414,000

Common and commingled trust funds:
S&P 500 Equity Index Fund**	91,904,000	*	276,000	*	92,180,000
Intermediate Bond Index Fund**	17,384,000		52,000		17,436,000
Russell 2000 Equity Index Fund**	16,759,000		13,000		16,772,000
Wilshire 5000 Equity Index Fund**	9,358,000		5,000		9,363,000

Total common and commingled trust funds	135,405,000		346,000		135,751,000

Mutual funds:
Small Cap Equity Growth Fund	27,224,000		35,000		27,259,000
Small Cap Equity Value Fund	26,490,000		16,000		26,506,000
Global Equity Fund	23,788,000		5,000		23,793,000
International Equity Fund	14,646,000		32,000		14,678,000
Large Cap Equity Growth Fund**	10,826,000		11,000		10,837,000
Long-Term US Government Bond Fund	10,804,000		20,000		10,824,000

Total mutual funds	113,778,000		119,000		113,897,000

Common stock:
Large Cap Equity Value Fund	79,738,000	*	17,000		79,755,000
Mattel Stock Fund**	28,142,000		51,000		28,193,000

Total common stock	107,880,000		68,000		107,948,000

Other	181,000		—		181,000

Total investments held in Master Trust	$555,846,000		$1,345,000		$557,191,000

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

A summary of the Master Trust’s investment income is as follows:

	2005	2004
Investment income:
Interest and dividends	$19,126,000	$13,060,000
Net appreciation	10,786,000	29,272,000

	$29,912,000	$42,332,000

The Master Trust’s investments, including realized gains on investments sold and unrealized gains on investments held, appreciated (depreciated) as follows:

	2005
	PIP	Hourly PIP	Total
Common and commingled trust funds	$6,018,000	$12,000	$6,030,000
Mutual funds	2,327,000	3,000	2,330,000
Common stock	2,433,000	(7,000)	2,426,000

Net appreciation in fair value of investments	$10,778,000	$8,000	$10,786,000

	2004
	PIP	Hourly PIP	Total
Common and commingled trust funds	$12,579,000	$30,000	$12,609,000
Mutual funds	9,919,000	10,000	9,929,000
Common stock	6,733,000	1,000	6,734,000

Net appreciation in fair value of investments	$29,231,000	$41,000	$29,272,000

The Company has directed the Trustee to invest any excess cash balances in The Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

7.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the PIP financial statements to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$597,304,000	$565,586,000
Loans classified as uncollectible per the Form 5500	(22,000)	(78,000)

Net assets available for benefits per the Form 5500	$597,282,000	$565,508,000

The following is a reconciliation of the net increase in the net assets available for benefits per the PIP financial statements to the Form 5500:

	2005	2004
Net increase in net assets available for benefits per the financial statements	$31,718,000	$46,103,000
Deemed distributions of participant loans per the Form 5500	56,000	6,000

Net increase in net assets available for benefits per the Form 5500	$31,774,000	$46,109,000

There were no differences between the Hourly PIP financial statements and the Hourly PIP Form 5500.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2005

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
* Participant Loans Receivable	As of December 31, 2005, interest rates on loans outstanding ranged from six percent to eight percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence.		7,585,000

			$7,585,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2005

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
* Participant Loans Receivable	As of December 31, 2005, interest rates on loans outstanding ranged from six percent to eight percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence.		69,000

			$69,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan Mattel, Inc. Hourly Employee Personal Investment Plan

Date: June 23, 2006	By:	/s/ MICHAEL A. SALOP
Michael A. Salop
Treasurer and Senior Vice President, External Affairs
Mattel, Inc.